VF 7-17-02

Rec'd 7/8/02

02023589

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SEC FILE NUMBER
8- 42914

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCC Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 08 2002
535

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato CPA
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

PROCESSED
JUL 19 2002
P
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 8 2002

DIVISION OF MARKET REGULATION

DCC SECURITIES CORP.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

DCC SECURITIES CORP.
INDEX

DECEMBER 31, 2001

207 Hallock Road Stony Brook, NY 1179(
631.689.0400 631.689.0181 Fa)

JOHN P. COMPARATO C.P.A., P.C.

February 13, 2002

To the Board of Directors
DCC Securities Corp.

We have audited the accompanying statements of financial condition of DCC Securities Corp. as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of DCC Securities Corp. as of December 31, 2001, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of DCC Securities Corp. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

DCC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 51,910
Prepaid Expenses and Taxes	9,601
	61,511
FIXED ASSETS	
Net of Accumulated Depreciation of $ 78,160	4,419
OTHER ASSETS	20,233
TOTAL ASSETS	$ 86,163

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$ 25,682
Accrued Expenses	9,667
	35,349
OTHER LIABILITIES	
Subordinated Loan Payable	100,000
STOCKHOLDER'S EQUITY	
Common Stock - $1 par value, 2000 shares authorized 1000 shares issued and outstanding	1,000
Additional Paid-In Capital	117,688
Retained Earnings	<167,874>
	<49,186>
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 86,163

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

DCC SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	397,593
Other Income	4,480
Interest Income	22,242
TOTAL REVENUE	424,315
EXPENSES	
Employee Compensation and Benefits	379,738
Occupancy Costs	59,444
Travel & Entertainment Expenses	37,233
Insurance Expense	7,663
Interest Expense	8,343
Professional Fees	7,136
Regulatory Expense	4,761
Other Operating Expenses	44,153
TOTAL EXPENSES	548,471
NET LOSS	<124,156>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

DCC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings
Balance, January 1, 2001	$ 1,000	$ 19,033	$ <43,718>
Net Income <Loss>	--	--	<124,156>
Capital Contributions	--	98,655	--
Balance, December 31, 2001	$ 1,000	$ 117,688	$ <167,874>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

DCC SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Loss	$ <124,156>
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	7,526
Changes in Operating Assets and Liabilities:	
Increase in Accounts Payable and Accrued Expenses	6,297
Decrease in Other Assets	6,695
Decrease in Prepaid Expenses and Advances	1,552
NET CASH USED BY OPERATING ACTIVITIES	<102,086>
FINANCING ACTIVITIES:	
Capital Contributions	98,655
NET DECREASE IN CASH	<3,431>
CASH AT BEGINNING OF PERIOD	55,341
CASH AT END OF PERIOD	$ 51,910

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

DCC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES1`
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED LIABILITIES AT JANUARY 1, 2001	$ 100,000
INCREASE IN SUBORDINATED LIABILITIES	--
SUBORDINATED LIABILITIES AT DECEMBER 31, 2001	$ 100,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

DCC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 -- GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

DCC Securities Corp. (Company) is registered as a broker and dealer is securities under the Securities Exchange Act of 1934.

The Company acts as a broker-dealer that clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

The following is a summary of significant accounting policies followed by the Company:

a. Accounting Method
Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

b. Depreciation
Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2001 are listed below:

Subordinated notes, 8.5%, due January 31, 2003 - $25,000
Subordinated notes, 8.5%, due January 31, 2003 - $25,000
Subordinated notes, 8.5%, due January 31, 2003 - $50,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealer, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

NOTE 3 – FIXED ASSETS

On December 31, 2001, Fixed Assets consists of the following:

	Estimated Useful Life	
Furniture & Fixtures	7 years	$25,109
Office Equipment	5 years	57,470
		82,579
Less: Accumulated Depreciation:		78,160
		$ 4,419

Depreciation expense for the year ended December 31, 2001 was $7,526.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $15,716, which was $10,716 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .78 to 1.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Ownership Equity	$ <49,186>
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	100,000
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	50,814
Deductions and /or Charges:	
Non-allowable Assets	34,253
Net Capital Before Haircuts on Securities Positions	16,561
Haircuts on Securities Positions	845
Net Capital	$ 15,716
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	35,349
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	12,181
Ratio: Aggregate Indebtedness to Net Capital	.78 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus Part II A filing.

JOHN P. COMPARATO C.P.A., P.C.
207 Hallock Road Stony Brook, NY 11790
631.689.0400 631.689.0181 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
DCC Securities Corp.

We have examined the financial statements of DCC Securities Corp. for the year ended December 31, 2001and have issued our report therein dated February 13, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's

above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of DCC Securities Corp. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.